ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 24, 2025	James M. Forbes T +1 617 235 4765 james.forbes@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-1090

Attn: Sonny Oh

Re:

Comments on Post-Effective Amendment No. 23 under the Securities Act of 1933, as amended, and Amendment No. 24 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registration Statement on Form N-1A (File Nos. 333-253222 and 811-23643) (the “Registration Statement”) of Putnam ETF Trust (the “Registrant”), on behalf of Franklin California Municipal Income ETF, Franklin Massachusetts Municipal Income ETF, Franklin Minnesota Municipal Income ETF, Franklin Municipal High Yield ETF, Franklin Municipal Income ETF, Franklin New Jersey Municipal Income ETF, Franklin New York Municipal Income ETF, Franklin Ohio Municipal Income ETF, Franklin Pennsylvania Municipal Income ETF and Franklin Short-Term Municipal Income ETF (each, a “Fund” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on May 30, 2025 (the “485(a) Amendment”)

Dear Mr. Oh:

This letter responds to the comments that you provided telephonically to Venice Monagan of Franklin Advisers, Inc. (“Franklin Advisers”), investment adviser to the Funds, and James Forbes and Josie Szypka of Ropes & Gray LLP, counsel to the Funds, on behalf of the Staff of the Commission (the “Staff”) on July 11, 2025 regarding the 485(a) Amendment. For convenience, I have summarized the Staff’s comments before the Registrant’s responses. These responses will be reflected in Post-Effective Amendment No. 25 under the Securities Act and Amendment No. 26 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around August 30, 2025 (the “485(b) Amendment”). References to specific text in the Staff’s comments and the Registrant’s responses are to the corresponding text of the 485(a) Amendment, as indicated. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the 485(a) Amendment.

Facing Sheet

All Funds

1.	Comment: Please confirm that the use of the word “Continuous” as it relates to the “Approximate Date of Proposed Offering” is appropriate.

Response: Given that the Funds will continuously offer their shares, rather than issuing a fixed number of shares as of a particular date, the Registrant believes that the “Approximate Date of Proposed Offering” is not relevant to the Funds. Accordingly, the “Approximate Date of Proposed

Offering” (and the word “Continuous” given in response) will be removed from the facing sheet in the 485(b) Amendment.

Prospectus

All Funds

2.

Comment: The section “Fund details – Principal investment risks” includes a discussion of certain types of securities in which the Fund intends to invest (e.g., general obligations, revenue obligations, and, for all but Franklin Short-Term Municipal Income ETF, tender option bonds) that are not explicitly referenced in the section “Fund summary – Principal investment strategies.” Please consider identifying these types of investments in the section “Fund summary – Principal investment strategies.”

Response: The requested change will be made in the 485(b) Amendment.

3.

Comment: Pursuant to Rule 35d-1(a)(3), please identify the Fund’s 80% or 90% investment policy, as applicable, as a fundamental policy that is changeable only if authorized by a vote of a majority of the outstanding voting securities of the Fund.

Response: The Registrant notes that, as disclosed in the section “Fund summary – Principal investment strategies” and consistent with Rule 35d-1(a)(3), the Fund’s 80% or 90% investment policy, as applicable, “cannot be changed without the approval of the fund’s shareholders.”

4.

Comment: The discussion of the Fund’s principal investment strategies in the section “Fund summary – Principal investment strategies” references prepayment risk. Please add disclosure regarding “prepayment risk” in the discussion of the Fund’s principal risks.

Response: The Registrant confirms that it will add related disclosure regarding “prepayment risk” in the discussion of the Fund’s principal risks.

5.

Comment: The section “Fund details – Principal investment risks” includes a discussion of certain risks (e.g., general obligations, revenue obligations, focus of investments, liquidity and illiquid investments, and, for all but Franklin Short-Term Municipal Income ETF, tender option bonds) that are not explicitly referenced in the section “Fund summary – Risks.” Please summarize these risks in the section “Fund summary – Risks.” Please also ensure that, to the extent appropriate, these topics are addressed in the discussion of the Fund’s principal investment strategy.

Response: The Registrant respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The Registrant has taken a layered approach to its disclosure of investment strategies and risks that it believes is consistent with the requirements of Form N-1A. The Fund’s principal investment strategies and risks are identified under the headings “Principal investment strategies” and “Risks” in the “Fund Summary,” while more information on such investment strategies, the types of investments the Funds may utilize in implementing them and related risks is provided in the section titled “Fund Details.” While certain investment strategies discussed in the “Fund Details” are not specifically named in the “Fund Summary,” the discussion in “Fund Details” provides greater detail on the principal strategies addressed in the “Fund Summary.” The Registrant confirms that all principal strategies and risks are disclosed in response to Item 4 of Form N-1A.

6.

Comment: There is a cross-reference to the section “Miscellaneous Investments, Investment Practices and Risks” of the Statement of Additional Information (“SAI”) included under the heading “Derivatives” in the section “Fund details – Principal investment risks.” The Staff notes that that section does not appear in the Table of Contents to the SAI. Please confirm the cross-reference is accurate and, if appropriate, add a reference to the section in the Table of Contents of the SAI.

Response: The Registrant confirms that the cross-reference to the section “Miscellaneous Investments, Investment Practices and Risks” is accurate and that a reference to the section will be added to the Table of Contents of the SAI in the 485(b) Amendment.

7.

Comment: The prospectuses of Franklin Municipal High Yield ETF, Franklin Municipal Income ETF, and Franklin Short-Term Municipal Income ETF (collectively, the “Non-State-Specific ETFs”) include a statement under “Focus of investments” in the section “Fund Details – Principal Investment Risks” that, “[i]nvesting in issuers located in the same state may make the fund more vulnerable to that state’s economy and to factors affecting its tax-exempt issuers, such as their ability to collect revenues to meet payment obligations.” The Staff notes that the prospectuses of Franklin California Municipal Income ETF, Franklin Massachusetts Municipal Income ETF, Franklin Minnesota Municipal Income ETF, Franklin New Jersey Municipal Income ETF, Franklin New York Municipal Income ETF, Franklin Ohio Municipal Income ETF, and Franklin Pennsylvania Municipal Income ETF (collectively, the “State-Specific ETFs”) include a substantially similar statement in the same section but also add a bulleted list of specific risk factors to which the Fund might be subject in connection with its tax-exempt investments in a single state. Please ensure each Fund’s disclosure on this point is accurate and reconcile if appropriate.

Response: The Registrant has reviewed these disclosures and confirms that each Fund’s disclosure on this point is accurate and appropriate. The Registrant notes that, although each Fund is subject to risks associated with focusing its investment in a particular state, each State-Specific ETF (unlike the Non-State-Specific ETFs) focuses its investments in a particular state as part of its principal investment strategies. As such, the specific risk factors associated with investments in the relevant state are addressed in the disclosure for each State-Specific ETF but not for the Non-State-Specific ETFs.

8.

Comment: When discussing investments in securities that are investment-grade in quality, please disclose both the ratings used to determine whether a security is “investment-grade” and the ratings agency associated with those ratings.

Response: The Registrant notes that, for each Fund, the section “Fund details – Principal investment risks – Credit risk” provides a fulsome description of how the Fund evaluates whether an investment is “investment-grade,” including the minimum rating required for characterization as investment-grade, the timing of the Fund’s evaluating of an investment’s rating (i.e., at the time of purchase), the source of the ratings the Fund considers (i.e., ratings from a nationally recognized securities rating agency), and the manner in which the Fund evaluates unrated securities. The Registrant believes that the location and content of this disclosure is appropriate.

All Funds except Franklin California Municipal Income ETF, Franklin Municipal High Yield ETF, and Franklin Short-Term Municipal Income ETF

9.	Comment: In the section “Fund details – Principal investment risks” under “Credit risk,” please reconcile the discussion of the Fund’s investments in non-investment-grade securities in the second paragraph with the discussion of the Fund’s investments in below-investment-grade securities in the third paragraph.

Response: The Registrant has reviewed these disclosures and believes that they are consistent. The Registrant notes that, as disclosed in the referenced paragraphs, although the Fund may invest in below-investment-grade securities (which are rated below BBB or its equivalent) up to specified limits, it will not invest in investments that are rated lower than BB or its equivalent (for each Fund other than Franklin New York Municipal Income ETF) or lower than B or its equivalent (for Franklin New York Municipal Income ETF). However, to enhance readability, the Registrant will make clarifying edits to these disclosures in the 485(b) Amendment.

All Funds except Franklin Municipal High Yield ETF

10.

Comment: The Fund’s goal refers to the “Investment Manager (as defined below).” Please consider defining the term “Investment Manager” the next time it is used in the disclosure rather than in the section “Fund summary - Your fund’s management.”

Response: The Registrant believes that the section “Fund summary - Your fund’s management,” which is explicitly designed to provide information about the management of the Funds, including their investment adviser, is an appropriate location to define the term “Investment Manager” that is intuitive and accessible to readers.

All Funds except Franklin Municipal High Yield ETF, Franklin Municipal Income ETF, and Franklin Short-Term Municipal Income ETF

11.

Comment: Disclosure under “Tax-exempt investments” in the section “Fund Summary – Risks” references investments in securities of issuers located outside of the state indicated by the Fund’s name. Please address these investments in the discussion of the Fund’s principal investment strategies or, if they do not represent a principal investment strategy, please explain this supplementally.

Response: The Registrant confirms that, although the Fund retains flexibility to invest in securities of issuers located outside of the state indicated by its name, the Fund does not expect to do so as a principal investment strategy.

All Funds except Franklin Municipal High Yield ETF and Franklin Short-Term Municipal Income ETF

12.

Comment: Disclosure in the section “Fund details – Principal investment risks – Credit risk” provides that the Fund may invest up to 25% of its total assets in non-investment-grade securities. Please add disclosure regarding the Fund’s investments in non-investment-grade investments in the section “Fund summary – Principal investment strategies.”

Response: The requested change will be made in the 485(b) Amendment.

All Funds except Franklin Short-Term Municipal Income ETF

13.

Comment: Disclosure in the section “Fund details – Principal investment risks – Tax-exempt investments” provides that, as a policy that cannot be changed without the approval of fund shareholders, the Fund cannot include investments that generate interest income subject to federal alternative minimum tax (“AMT”) for individuals for the purpose of complying with its 80% or

90% investment policy, as applicable. For clarity, please include similar disclosure in the section “Fund summary - Principal investment strategies.”

Response: The requested change will be made in the 485(b) Amendment.

14.

Comment: The Staff notes that the combined prospectus for Franklin Massachusetts Municipal Income ETF, Franklin Minnesota Municipal Income ETF, Franklin New Jersey Municipal Income ETF, Franklin Ohio Municipal Income ETF, and Franklin Pennsylvania Municipal Income ETF contains “state-specific” risk disclosure under the heading “Focus of investments” in the section “Fund details – Principal investment risks.” Please consider adding comparable state-specific risk disclosure for Franklin California Municipal Income ETF and Franklin New York Municipal Income ETF.

Response: The Registrant respectfully directs the Staff’s attention to the section “State Specific Information” in the SAI for each of Franklin California Municipal Income ETF and Franklin New York Municipal Income ETF, which includes state-specific risk disclosure for those Funds.

Franklin Municipal High Yield ETF, Franklin Municipal Income ETF, and Franklin Short-Term Municipal Income ETF only

15.

Comment: In the section “Fund summary – Principal investment strategies”, please clarify the meaning of the term “tax-exempt investments” as used in the Fund’s 80% policy, specifically noting that the investments are exempt from federal income tax.

Response: The Registrant notes that, for Franklin Municipal High Yield ETF, the discussion in the “Fund summary – Principal investment strategies” section includes a description of “tax-exempt investments” for purposes of the Fund’s 80% policy (i.e., “[s]uch tax-exempt investments in which the fund invests are issued by or for states, territories or possessions of the United States or by their political subdivisions, agencies, authorities or other government entities, and the income from these investments is exempt from federal income tax.” The Registrant notes that similar disclosure appears for Putnam Municipal Income ETF and Franklin Short-Term Municipal Income ETF in the section “Fund details – Principal investment risks” under the heading “Tax-exempt investments.”

16.

Comment: The Staff notes that, for Franklin Municipal Income ETF, disclosure under “Tax-exempt investments” in the section “Fund Details – Principal Investment Risks” states that tax-exempt investments are “exempt from both federal and the applicable state’s income tax” and that, for Franklin Municipal High Yield ETF and Franklin Short-Term Municipal Income ETF, comparable disclosure in the same section states that such investments are “exempt from federal income tax” (with no reference to the applicable state’s income tax). Please reconcile or confirm that this difference is intentional.

Response: The Registrant confirms that the above-mentioned reference to “the applicable state’s income tax” in Franklin Municipal Income ETF’s prospectus will be removed in the 485(b) Amendment.

17.

Comment: Please consider removing the following sentence that appears under “Market risk” in the section “Fund Details – Principal Investment Risks”: “[f]oreign financial markets have their own market risks, and they may be more or less volatile than U.S. markets and may move in different directions.”

Response: The requested change will be made in the 485(b) Amendment.

Franklin Municipal High Yield ETF only

18.

Comment: When first referencing “below-investment-grade securities” in the “Fund summary – Principal investment strategies” section, please indicate that such securities are also referred to as “junk bonds.”

Response: The requested change will be made in the 485(b) Amendment.

19.

Comment: The Staff notes that the risks of lower-rated investments are discussed under “Credit risk” in the section “Fund details – Principal investment risks.” Given the Fund’s name, please consider addressing the risks of lower-rated securities in a standalone risk factor.

Response: The Registrant notes that, as stated in the description of the Fund’s principal investment strategies and again under “Credit risk,” the Fund invests in a combination of investment-grade (or higher-rated) and below-investment-grade (or lower-rated) securities. The Registrant believes that it is appropriate to discuss the credit risks of both higher-rated and lower-rated securities within a single risk factor (i.e., “Credit risk”) given the similar nature, notwithstanding different severities, of the risks to which those investments are subject. The Registrant also believes that the current discussion under “Credit risks” makes clear how the credit risks of the Fund’s investments in lower-rated securities differ from those of its investments in higher-rated securities.

Franklin New York Municipal Income ETF only

20.

Comment: Please consider updating the first sentence under “Tax-exempt investments” in the section “Fund details – Principal investment risks” to references both New York State and New York City income tax.

Response: The requested change will be made in the 485(b) Amendment.

Franklin Short-Term Municipal Income ETF only

21.

Comment: The Staff notes that, as disclosed in the section “Fund summary – Principal investment strategies,” the Fund invests mainly in bonds that have short-term maturities. Please provide some reasonable metric by which the Fund measures determines whether a bond has a “short-term” maturity.

Response: The Registrant notes that, as disclosed parenthetically in the section “Fund summary – Principal investment strategies,” the Fund interprets “short-term” maturities to be those of “three years or less.”

22.

Comment: The Staff notes that each other Fund’s prospectus contains risk disclosure relating to tender option bonds in the section “Fund details – Principal investment risks.” Please confirm that this disclosure is not applicable to this Fund.

Response: The Registrant confirms that, as the Fund does not invest in tender option bonds as a principal investment strategy, risk disclosure relating to tender option bonds is not applicable to this Fund.

Statement of Additional Information

All Funds

23.	Comment: Please reconcile the headings listed in the Table of Contents with the headings that appear throughout the SAI.

Response: The Registrant confirms that the headings listed in the Table of Contents will be reconciled with the headings that appear throughout the SAI in the 485(b) Amendment.

Franklin New Jersey Municipal Income ETF

24.

Comment: The Staff notes that, in the section “Investment Restrictions,” the fundamental investment restrictions relating to diversification of investments for Franklin New Jersey Municipal Income ETF (#6(a) and #7(a)) apply with respect to 50% of the Fund’s total assets but that the comparable fundamental investment restrictions for each of Franklin Massachusetts Municipal Income ETF, Franklin Minnesota Municipal Income ETF, Franklin Ohio Municipal Income ETF, and Franklin Pennsylvania Municipal Income ETF apply with respect to 75% of their total assets. The Staff further notes that Franklin New Jersey Municipal Income ETF also is subject to two non-fundamental investment restrictions (#1 and #2) that mirror fundamental investment restrictions #6(a) and #7(a) but that apply with respect to 75% of the Fund’s total assets. Please explain supplementally the background on these fundamental and non-fundamental investment restrictions and why they are appropriate for a new fund.

Response: As disclosed in Franklin New Jersey Municipal Income ETF’s prospectus, the Fund has not commenced operations as of the date of the prospectus and, simultaneous with the Fund’s commencement of operations, the Fund will acquire the assets and assume the liabilities of the Putnam New Jersey Tax Exempt Income Fund (the “Predecessor Fund”) in a reorganization (the “Reorganization”).

Because the Reorganization will be conducted without a shareholder vote in reliance on Rule 17a-8 under the 1940 Act, the Fund is required to have fundamental investment restrictions that are not materially different from those of the Predecessor Fund. The Predecessor Fund previously operated as a non-diversified fund and, consistent with that status, has adopted fundamental investment restrictions relating to the diversification of its investments that apply with respect to 50% of its total assets. However, the Predecessor Fund is currently operating as a diversified fund consistent with non-fundamental investment restrictions relating to the diversification of its investments that apply with respect to 75% of its total assets. The Registrant notes that, under current law, shareholder approval would be required for the Predecessor Fund to resume operating as non-diversified. Consistent with the requirements of Rule 17a-8, the Fund has adopted fundamental investment restrictions that are identical to the Predecessor Fund’s fundamental investment restrictions, including restrictions relating to the diversification of investments (specifically, #6(a) and #7(a) referenced above). Moreover, because, under current law, the Predecessor Fund would be required to obtain shareholder approval to resume operating as a non-diversified fund, the Fund believes it is appropriate to operate as a diversified fund and to adopt non-fundamental investment restrictions relating to the diversification of investments that are identical to those adopted by the Predecessor Fund (specifically, #1 and #2 referenced above).

The Registrant notes that it will include disclosure in the 485(b) Amendment to explain the inclusion of both fundamental and non-fundamental investment restrictions relating to the diversification of investments for the Fund.

Sincerely,

/s/ James M. Forbes

James M. Forbes

cc:	James E. Thomas

Venice Monagan